Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

Commission File No.: 000-50998

From: Duke Rohlen

Sent: Friday, July 27, 2007 5:29 PM

To: FoxHollow

Subject: FoxHollow Company Update 7/27/07

Hello FoxNation,

What a week it’s been. After announcing the merger agreement between FoxHollow and ev3, our wheels started turning, and they haven’t stopped. Throughout the week, I have been extremely impressed with FoxHollow and the professional way our company has been able to digest this news while maintaining our focus on our physicians and patients.

Sunday’s news was the first step in what will be a several-month process taking us closer to completing the merger. The immediate next step is for the Integration Team to begin to define the integrated operating model by drilling down on what the new company will look like after closing, and how this new engine can be optimized for success. This will take time and I will make sure to keep you informed and aware of how the process is progressing. Each Friday, I’ll be sending out an update - so consider this message the first of many.

As detailed during Monday’s Company Meetings, this merger is all about accelerating our success. It is our opinion that merging FoxHollow and ev3 allows us to take our business to the next level by:

•	Creating one of the leading vascular disease companies in the world,

•	Enriching our product portfolio to better meet patient needs, and

•	Enhancing revenue growth

A combined FoxHollow-ev3 will not only have one of the largest U.S. distribution footprints in the endovascular space, but also potentially the broadest and most technologically advanced product offerings. This transaction results in important benefits for the combined company and ensures long-term growth and significant value for endovascular specialists and their patients, as well as stockholders and employees. The news of the merger has already been the subject of much consideration beyond the walls of our company. The media and investment communities responded to our news with a flurry of reports, with a general enthusiasm for a new company that will incorporate the best of both individual companies – and the ability to offer our customers a broad portfolio of products to treat PAD.

As the integration planning process progresses through 2007 please remember that it is business as usual at FoxHollow, and we remain separate entities until closing – so attention should remain focused on our key objectives:

•	SilverHawk – hitting our sales numbers and supporting our marketing programs and physician relationships

•	Product launches – 2007 launches include EXL, RockHawk, LS/LX-M

•	Recruitment and Retention

I will be leading the integration planning process with Stacy Enxing-Seng, President, Cardio Peripheral division, ev3, along with a broader Integration Team comprised of functional representatives from each company. Bain and Company will be working with the integration group to help define and then execute on the going-forward operating model. The Integration Team’s kick-off meeting is scheduled for August 7. In my e-mail update to you next Friday, I will provide additional integration details, including:

•	Integration Team membership

•	Timeline and associated milestones for the merger closing

We have a lot of work ahead of us and there is a great deal for both companies to learn about each other. I know how good we are at what we do and I look forward to EVVV learning about these capabilities as we proceed through this integration planning process. Thanks in advance for your patience, your commitment to FoxHollow and your leadership.

Duke

Duke Rohlen

FoxHollow Technologies (NASDAQ: FOXH)

740 Bay Road

Redwood City, CA 94063-2469

(p) 650-421-8655

(f) 650-421-8781

drohlen@foxhollowtech.com

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.